UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TABLE OF CONTENTS

SIGNATURE

EXHIBIT INDEX

EX-99.1 Press release of WNS (Holdings) Limited dated December 22, 2022.

WNS (Holdings) Limited (“WNS”) is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

Other Events

On December 22, 2022, WNS (Holdings) Limited announced that effective end of day December 31, 2022, Michael Menezes and Gareth Williams will retire from the WNS Board of Directors and step down as Chairman of the respective Committees they serve on.

A copy of the press release dated December 22, 2022 is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel

EXHIBIT INDEX

99.1	Press release of WNS (Holdings) Limited dated December 22, 2022.